EXHIBIT 99.1

Equinor ASA: Completed share capital reduction in connection with share buy-back

In line with the objective for the share buy-back programme which was executed by Equinor ASA (OSE: EQNR, NYSE: EQNR) in four tranches in the period 16 May 2022 until 20 March 2023, the annual general meeting on 10 May 2023 in Equinor ASA decided that the share capital shall be reduced with NOK 430,913,885 from NOK 7,938,675,397.50 to NOK 7,507,761,512.50, by deletion or redemption of total 172,365,554 shares.

The creditor deadline for the capital reduction has expired and the capital reduction was completed in the Company Register Center 27 June 2023.

Following completion of the capital reduction the share capital of the company is NOK 7,507,761,512.50 divided into 3,003,104,605 shares.

Further information - Investor relations:

  Bård Glad Pedersen, senior vice president Investor relations,
  +47 918 01 791

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act